                            Securities Act of 1933 File No. 333-17453
                            (if application to determine eligibility of trustee for delayed offering pursuant to Section 305(b)(2))

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              ____________________

                                    FORM T-1

                       STATEMENT OF ELIGIBILITY UNDER THE
                          TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) [X]
                              ____________________

                  TEXAS COMMERCE BANK NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

                                   74-0800980
                    (I.R.S. Employer Identification Number)

     712 MAIN STREET, HOUSTON, TEXAS                            77002
  (Address of principal executive offices)                   (Zip code)

                    LEE BOOCKER, 712 MAIN STREET, 26TH FLOOR
                      HOUSTON, TEXAS 77002  (713) 216-2448
           (Name, address and telephone number of agent for service)

                            USA WASTE SERVICES, INC.
              (Exact name of obligor as specified in its charter)

                     DELAWARE                                  73-1309529
            (State or other jurisdiction of                (I.R.S. Employer
            incorporation or organization)                Identification Number)

   1001 FANNIN STREET, SUITE 4000, HOUSTON, TEXAS                77002
      (Address of principal executive offices)                 (Zip code)

                               DEBT SECURITIES
                       (Title of indenture securities)

================================================================================

ITEM 1.          GENERAL INFORMATION.

         FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

         (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                 Comptroller of the Currency, Washington, D.C.
                 Federal Deposit Insurance Corporation, Washington, D.C. Board of Governors of the Federal Reserve System, Washington, D.C.

         (B)     WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                 The trustee is authorized to exercise corporate trust powers.

ITEM 2.          AFFILIATIONS WITH THE OBLIGOR.

                 IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                 The obligor is not an affiliate of the trustee. (See Note on Page 7.)

ITEM 3.          VOTING SECURITIES OF THE TRUSTEE.

                 FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF VOTING SECURITIES OF THE TRUSTEE.

                       COL. A                             COL. B
                       TITLE OF CLASS                AMOUNT OUTSTANDING
                       --------------                ------------------

                 Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 4.          TRUSTEESHIPS UNDER OTHER INDENTURES.

                 IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY OTHER SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, FURNISH THE FOLLOWING
INFORMATION:

         (A)      TITLE OF THE SECURITIES OUTSTANDING UNDER EACH SUCH
                  OTHER INDENTURE.

                 Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.



ITEM 4. (CONTINUED)

                 (B) A BRIEF STATEMENT OF THE FACTS RELIED UPON AS A BASIS FOR THE CLAIM THAT NO CONFLICTING INTEREST WITHIN THE MEANING OF SECTION 310(B)(1) OF THE ACT ARISES AS A RESULT OF THE TRUSTEESHIP UNDER ANY SUCH OTHER INDENTURE, INCLUDING A STATEMENT AS TO HOW THE INDENTURE SECURITIES WILL RANK AS COMPARED WITH THE SECURITIES ISSUED UNDER SUCH OTHER INDENTURE.

                 Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 5. INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH OBLIGOR OR UNDERWRITERS.

                 IF THE TRUSTEE OR ANY OF THE DIRECTORS OR EXECUTIVE OFFICER OF THE TRUSTEE IS A DIRECTOR, OFFICER, PARTNER, EMPLOYEE, APPOINTEE, OR REPRESENTATIVE OF THE OBLIGOR OR OF ANY UNDERWRITER FOR THE OBLIGOR, IDENTIFY EACH SUCH PERSON HAVING ANY SUCH CONNECTION AND STATE THE NATURE OF EACH SUCH CONNECTION.

                 Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 6.          VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS
                 OFFICIALS.

                 FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY THE OBLIGOR AND EACH DIRECTOR, PARTNER AND EXECUTIVE OFFICER OF THE OBLIGOR.

         COL. A                   COL. B                    COL. C                          COL. D
                                                                                         PERCENTAGE OF
                                                                                     VOTING SECURITIES
                                                                                      REPRESENTED BY
                                                          AMOUNT OWNED               AMOUNT GIVEN IN
   NAME OF OWNER              TITLE OF CLASS              BENEFICIALLY                     COL. C
   -------------              --------------              ------------               -----------------

        Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 7.          VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR
                 THEIR OFFICIALS.

                 FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY EACH UNDERWRITER FOR THE OBLIGOR AND EACH DIRECTOR, PARTNER AND EXECUTIVE OFFICER OF EACH SUCH UNDERWRITER.

      COL. A                      COL. B                    COL. C                      COL. D
                                                                                     PERCENTAGE OF
                                                                                     VOTING SECURITIES
                                                                                     REPRESENTED BY
                                                          AMOUNT OWNED               AMOUNT GIVEN IN
   NAME OF OWNER               TITLE OF CLASS             BENEFICIALLY                  COL. C
  --------------               --------------             ------------              ----------------

        Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.


ITEM 8.          SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

                 FURNISH THE FOLLOWING INFORMATION AS TO THE SECURITIES OF THE OBLIGOR OWNED BENEFICIALLY OR HELD AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT BY THE TRUSTEE.

         COL. A                     COL. B                    COL. C                     COL. D
                                                           AMOUNT OWNED
                                   WHETHER THE            BENEFICIALLY OR              PERCENT OF
                                   SECURITIES            HELD AS COLLATERAL              CLASS
                                   ARE VOTING              SECURITY FOR              REPRESENTED BY
                                  OR NONVOTING             OBLIGATIONS IN             AMOUNT GIVEN
      TITLE OF CLASS               SECURITIES                  DEFAULT                  IN COL. C
      --------------               ----------                 --------                  ---------

         Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 9.          SECURITIES OF UNDERWRITERS OWNED OR HELD BY THE TRUSTEE.

                 IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT ANY SECURITIES OF AN UNDERWRITER FOR THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF SECURITIES OF SUCH UNDERWRITER ANY OF WHICH ARE SO OWNED OR HELD BY THE TRUSTEE.

         COL. A                   COL. B                    COL. C                            COL. D
                                                        AMOUNT OWNED
                                                       BENEFICIALLY OR                       PERCENT OF
                                                     HELD AS COLLATERAL                        CLASS
    NAME OF ISSUER                                      SECURITY FOR                      REPRESENTED BY
           AND                      AMOUNT             OBLIGATIONS IN                      AMOUNT GIVEN
     TITLE OF CLASS              OUTSTANDING         DEFAULT BY TRUSTEE                     IN COL. C
     --------------              -----------         ------------------                     ---------

        Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.


ITEM 10. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY HOLDERS OF THE OBLIGOR.

                 IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT VOTING SECURITIES OF A PERSON WHO, TO THE KNOWLEDGE OF THE TRUSTEE (1) OWNS 10% OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR OR (2) IS AN AFFILIATE, OTHER THAN A SUBSIDIARY, OF THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF SUCH PERSON.

         COL. A                   COL. B                    COL. C                   COL. D
                                                       AMOUNT OWNED
                                                      BENEFICIALLY OR              PERCENT OF
                                                     HELD AS COLLATERAL             CLASS
     NAME OF ISSUER                                    SECURITY FOR              REPRESENTED BY
           AND                     AMOUNT             OBLIGATIONS IN               AMOUNT GIVEN
     TITLE OF CLASS              OUTSTANDING        DEFAULT BY TRUSTEE              IN COL. C
     --------------              -----------        ------------------              ----------

        Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 11. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50% OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR.

                 IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT ANY SECURITIES OF A PERSON WHO, TO THE KNOWLEDGE OF THE TRUSTEE, OWNS 50% OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF SECURITIES OR SUCH PERSON ANY OF WHICH ARE SO OWNED OR HELD BY THE TRUSTEE.

         COL. A                   COL. B                 COL. C                     COL. D
                                                      AMOUNT OWNED
                                                     BENEFICIALLY OR             PERCENT OF
                                                    HELD AS COLLATERAL             CLASS
   NAME OF ISSUER                                      SECURITY FOR            REPRESENTED BY
         AND                      AMOUNT              OBLIGATIONS IN            AMOUNT GIVEN
    TITLE OF CLASS              OUTSTANDING         DEFAULT BY TRUSTEE            IN COL. C
    --------------              -----------         ------------------           -----------

        Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.


ITEM 12.         INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE.

                 EXCEPT AS NOTED IN THE INSTRUCTIONS, IF THE OBLIGOR IS INDEBTED TO THE TRUSTEE, FURNISH THE FOLLOWING INFORMATION:


            COL. A                                 COL. B                                     COL. C

           NATURE OF                               AMOUNT
        INDEBTEDNESS                            OUTSTANDING                                  DATE DUE
        ------------                            -----------                                  --------

       Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.


ITEM 13.         DEFAULTS BY THE OBLIGOR.

         (A) STATE WHETHER THERE IS OR HAS BEEN A DEFAULT WITH RESPECT TO THE SECURITIES UNDER THIS INDENTURE. EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

         There is not, nor has there been, a default with respect to the securities under this indenture. (See Note on Page 7.)

         (B) IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, OR IS TRUSTEE FOR MORE THAN ONE OUTSTANDING SERIES OF SECURITIES UNDER THE INDENTURE, STATE WHETHER THERE HAS BEEN A DEFAULT UNDER ANY SUCH INDENTURE OR SERIES, IDENTIFY THE INDENTURE OR SERIES AFFECTED, AND EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

         There has not been a default under any such indenture or series. (See Note on Page 7.)

ITEM 14.          AFFILIATIONS WITH THE UNDERWRITERS.

                 IF ANY UNDERWRITER IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

       Not applicable by virtue of Form T-1 General Instruction B and response to Item 13.

ITEM 15.         FOREIGN TRUSTEE.

                 IDENTIFY THE ORDER OR RULE PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT.

                 Not applicable.

ITEM 16.         LIST OF EXHIBITS.

                 LIST BELOW ALL EXHIBITS FILED AS PART OF THIS STATEMENT OF ELIGIBILITY.

                 o 1. A copy of the articles of association of the trustee now in effect.

                 # 2. A copy of the certificate of authority of the trustee to commence business.

                 * 3. A copy of the certificate of authorization of the trustee to exercise corporate trust powers issued by the Board of Governors of the Federal Reserve System under date of January 21, 1948.

                 + 4.  A copy of the existing bylaws of the trustee.

                   5.  Not applicable.

                   6. The consent of the United States institutional trustees required by Section 321(b) of the Act.

                  1/2 7.  A copy of the latest report of condition of the
                 trustee published pursuant to law or the requirements of its supervising or examining authority.

                   8.  Not applicable.

                   9.  Not applicable.

o Incorporated by reference to exhibit bearing the same designation and previously filed with the Securities and Exchange Commission as exhibits to the Form S-3 File No. 33-56195.

#        Incorporated by reference to exhibit bearing the same designation and previously filed with the Securities and Exchange Commission as exhibits to the Form S-3 File No. 33-42814.

* Incorporated by reference to exhibit bearing the same designation and previously filed with the Securities and Exchange Commission as exhibits to the Form S-11 File No. 33-5132.

+        Incorporated by reference to exhibit bearing the same designation and previously filed with the Securities and Exchange Commission as exhibits to the Form S-3 File No. 33-65055.

1/2      Incorporated by reference to exhibit bearing the same designation and previously filed with the Securities and Exchange Commission as exhibits to the Form S-3 File No. 33-18511.

                                ________________

                                      NOTE

                 Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Items 2 and 13, the answers to said Items are based on incomplete information. Such Items may, however, be considered as correct unless amended by an amendment to this Form T-1.

                                   SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE TRUST INDENTURE ACT OF 1939 THE TRUSTEE, TEXAS COMMERCE BANK NATIONAL ASSOCIATION, A NATIONAL BANKING ASSOCIATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE UNITED STATES OF AMERICA, HAS DULY CAUSED THIS STATEMENT OF ELIGIBILITY TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO AUTHORIZED, ALL IN THE CITY OF HOUSTON, AND STATE OF TEXAS, ON THE 29TH DAY OF JANUARY, 1997.

                                  TEXAS COMMERCE BANK NATIONAL ASSOCIATION
                                                            (Trustee)


                                          By:       /s/ MAURI J. COWEN
                                             ---------------------------------
                                                        Mauri J. Cowen
                                              Vice President and Trust Officer

                                                                       Exhibit 6



Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

         The undersigned is trustee under an indenture dated as of February __, 1997, between USA Waste Services, Inc., a Delaware corporation, and Texas Commerce Bank National Association, as Trustee, entered into in connection with the issuance of debt securities.

         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned hereby consents that reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                        Very truly yours,

                                        TEXAS COMMERCE BANK
                                          NATIONAL ASSOCIATION



                                        By:        /s/ MAURI J. COWEN
                                            ------------------------------------
                                                       Mauri J. Cowen
                                              Vice President and Trust Officer